UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly Held Company
Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93
Company Registry (NIRE): 353.001.861-33

MINUTES OF THE 241ST MEETING OF THE BOARD OF DIRECTORS
HELD ON APRIL 23, 2014

1. DATE, TIME AND PLACE: On April 23, 2014, at 10:00 a.m., the meeting was held via conference call, pursuant to Paragraph 1, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510º, 14o andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”).

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. AGENDA: To deliberate on the provision of guarantee by CPFL Energia for the issue of debentures by CPFL Geração de Energia S.A. (“CPFL Geração”).

6. RESOLUTIONS TAKEN:After examining the matters on the Agenda, the Board, by unanimous vote:

(i)            Approved, pursuant to items “p” and “u” of Article 17 of the Company’s Bylaws, the provision of surety, with express waiver of the benefit of discussion, rights and permission of any nature envisaged in articles 333, sole paragraph, 366, 824, 827, 830, 834, 835, 836, 837, 838 and 839 of Law 10,406 of January 10, 2002, as amended, and article 595 of Law 5,869 of January 11, 1973, by CPFL Energia, to guarantee performance of the obligations resulting from the issue, by its subsidiary CPFL Geração, of debentures for public distribution with restricted placement efforts, pursuant to Instruction 476 dated January 16, 2009, of the Brazilian Securities and Exchange Commission (“CVM”), as amended (“Restricted Offering”), to be underwritten by HSBC Corretora de Títulos e Valores Mobiliários S.A., in its capacity as the lead manager for the Restricted Offering (“Lead Manager”) and BB – Banco de Investimento S.A. (jointly the “Underwriters”), with the Board of Executive Officers of the Company hereby authorized to sign all and any instruments required to formalize and provide the surety approved herein, under the following conditions and characteristics:

CPFL ENERGIA S.A.
Publicly Held Company
 Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93
Company Registry (NIRE): 353.001.861-33

- The issue of sixty-three thousand, five hundred (63,500) registered, book-entry, non-convertible and unsecured debentures, in a single series, at the unit face value of ten thousand Brazilian reais (R$ 10,000.00), of the Seventh (7th) Issue of CPFL Geração, totaling six hundred thirty-five million reais (R$ 635,000,000.00) on the respective issue date, the interest on which will be determined during the book building process, with initial rates for the book building procedure and any firm guarantee to be provided, corresponding to one hundred percent (100%) of the accumulated variation in the average daily rates of the interbank deposit rate (DI), over extra-group (“DI Rate”), calculated and published daily by CETIP S.A. – Mercados Organizados (“CETIP”) in its daily bulletin on its website (http://www.cetip.com.br), plus a surcharge of up to one point zero six percent (1.06%), expressed as a percentage per year of two hundred fifty-two (252) business days, calculated exponentially and cumulatively on a pro rata temporisbasis on the business days elapsed, on the unamortized unit face value of the debentures from the issue date until the respective maturity date, with a total term of five (5) years;

(ii)          Approved, pursuant to items “p” and “u” of Article 17 of the Company’s Bylaws, the provision of guarantee by CPFL Energia, in the form of surety, with express waiver of the benefit of discussion, rights and permission of any nature envisaged in articles 333, sole paragraph, 366, 824, 827, 830, 834, 835, 836, 837, 838 and 839 of Law 10,406 of January 10, 2002, as amended, and article 595 of Law 5,869 of January 11, 1973, to guarantee the performance of obligations resulting from the issue, by its subsidiary CPFL Geração, of debentures in accordance with Law 12,431 of June 24, 2011, for public distribution, pursuant to article 5, item II of Instruction 400 of December 29, 2003, of the Brazilian Securities and Exchange Commission (“CVM”), as amended (“Offering”), through a single, indivisible tranche, which will be automatically exempted from registration with the CVM and without the need to submit the request for waiver of registration or requirements, and will be underwritten by Banco J. Safra S.A., in its capacity as the lead manager for the Offering, with the Board of Executive Officers of the Company, hereby authorized to sign the instruments required to formalize the guarantee approved herein under the following conditions and characteristics:

- The issue of one (1) registered, book-entry, non-convertible and unsecured debenture, in a single series, at the unit face value of seventy million reais (R$ 70,000,000.00), of the Eighth (8th) Issue of CPFL Geração, totaling seventy million reais (R$ 70,000,000.00) on the respective issue date, whose unit face value will be restated from the issue date, by the variation in the Extended Consumer Price Index (IPCA), calculated and disclosed by the Brazilian Institute of Geography and Statistics (IBGE), and which will be entitled, as from the issue date, to interest corresponding to a percentage to be defined based on the arithmetic mean of the internal rates of return on National Treasury Notes – B Series (NTN-B), maturing in 2018, to be calculated two (2) business days before the date of the respective settlement, according to the indicative rates disclosed by the Brazilian Financial and Capital Markets Association (ANBIMA) on its website (http://www.anbima.com.br), expressed as a percentage per year of two hundred fifty-two (252) business days, calculated exponentially and cumulatively on a pro rata temporisbasis on the business days elapsed, on the unamortized unit face value of the debenture from the issue date until the respective maturity date;

CPFL ENERGIA S.A.
Publicly Held Company
Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93
Company Registry (NIRE): 353.001.861-33

(iii)        Recommended to the representatives of the Company on the Board of Directors of CPFL Geraçãoto vote for approval of the debenture issues described in items "i" and "ii" above; and

(iv)       The Directors ratify all and any acts carried out by the Board of Executive Officers until this date towards the due enforcement of the resolutions mentioned in items “i” and “ii” above.

7. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary.

Murilo Cesar L. S. Passos	Renê Sanda
Claudio B. Guedes Palaia	Marcelo Pires Oliveira Dias
Deli Soares Pereira Maria Helena S. F. de Santana	Martin Roberto Glogowsky

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 24, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.